Exhibit 1.1

WISeKey Reports H1 2021 Results

WISeKey’s revenue of $9.9 million and strong cash reserves of $38.6 million, support investment in AIoT and the development of its WISe.Art NFT platform, as demand for its Trusted NFT solution increases

To host a conference call on September 29 at 9:00 am ET / 3:00 pm CET

Zug, Switzerland – September 28, 2021: Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules – WISeKey International Holding Ltd (NASDAQ: WKEY / SIX: WIHN) (“WISeKey” or the “Company”), a leading cybersecurity and IoT company, announced today its unaudited financial results for the six-month period ended June 30, 2021 (“H1 2021”).

Although the COVID-19 pandemic has profoundly impacted our end markets by disrupting the supply chains and creating substantial shortages in the semiconductor sector, we were able to overcome most of these challenges. For the first half of 2021, we delivered better-than-expected results with revenue of $9.9 million, up by 24%, as compared to H1 2020 revenue of $8.0 million.

WISeKey’s strong cash position of $38.6 million is expected to support the development of its newly launched NFT WISe.Art platform. WISe.Art is a fully fledged marketplace secured by WISeKey’s various security technologies enabling the authentication of physical objects as well as digital assets, in a safe end-to-end process including KYC checks. The NFT design of the WISe.Art platform ensures that, besides an authenticated and signed version of the actual digital asset, it creates an irreversible link to the physical object, provides proof of ownership, provenance and a set of contracts describing future use and monetization streams.

At the start of 2021, WISeKey completed the acquisition of a controlling interest in arago GmbH (“arago”), leading to a combination of the businesses of WISeKey and arago, and the consolidation of arago revenues starting February 2021. arago provides AI solutions to enterprise customers globally through Knowledge Automation. The Knowledge Automation and Data platform HIRO™, developed by arago, takes a unique approach to process automation by using AI to autonomously and independently determine how to complete and then automate end-to-end tasks based on real time contextual data. This acquisition created a new revenue stream for WISeKey and the opportunity to move into the Artificial Intelligence of Things (“AIoT”) market with combined cybersecurity/authentication and AI Knowledge Automation offerings. Since February 2021, WISeKey invested an additional of $5.7 million cash into the arago operations, bringing our total investment to $11.2 million (since the initial investment made in late 2020) in order to refocus and reshape its operations to remain at the leading edge of AI and AIoT.

Thanks to our solid Cybersecurity/IoT revenue pipeline of over $250 million (for 2022-2027 period), and a growth strategy that includes additional investments and increased marketing efforts, we believe that we have positioned WISeKey well to take advantage of several growth opportunities, create new revenue streams and continue its growth organically and through acquisitions.

WISeKey’s H1 2021 unaudited consolidated financial results are available at https://www.wisekey.com/company/investors/financial-reports/.

Conference Call & Webcast

Carlos Moreira, CEO and Peter Ward, CFO will host a conference call on Wednesday, September 29, 2021, at 3:00 p.m. CET / 9:00 a.m. ET to discuss these results, recent business developments and growth initiatives. A Q&A session will follow the prepared remarks.

Interested parties may participate in the call by dialing:

United States (Toll)	877-445-9755
United States (Toll Free)	201-493-6744
Spain (fixed) ATT:	900 834 236
Spain (mobile) ATT:	900 834 876
United Kingdom (fixed) ATT:	0 800 756 3429
France (fixed) ATT /excl. Monaco:	0 800 912 848
Switzerland (fixed) ATT:	0 800 835 525
Switzerland (mobile) ATT:	0 800 891 374
Italy (fixed) ATT:	800 791 612
Italy (mobile) ATT:	800 796 508
Netherlands (fixed) ATT:	0 800 023 4340
Netherlands (mobile) ATT:	0 800 022 3580
Germany (fixed) ATT:	0 800 182 0040
Germany (mobile) ATT:	0 800 184 4713

To access the call, please dial-in approximately five minutes before the start time. The call will also be simultaneously webcast over the Internet via this link and such link will also be made available in the “Investor Relations” section of WISeKey’s website http://wisekey.com/investors/.

H1 2021 Key Financial Milestones

The key highlights of the half year ended June 30, 2021 were:

•	Revenue of $9.9 million, up by 24% as compared to H1 2020 revenue of $8.0 million.

•	Strong cash position: cash and cash equivalents together with restricted cash increased to $38.6 million as at June 30, 2021, from $17.4 million at June 30, 2020.

•	Acquisition of a controlling interest in arago, creating a new revenue stream with combined cybersecurity/authentication and AI Knowledge Automation offerings. This acquisition was strategic for WISeKey to establish a foothold into the AIoT market.

•	Took urgent and decisive actions to reduce the operational costs of arago and streamline their processes with significant reductions of G&A.

•	Investments in R&D: we continue to support our R&D work with $2.1 million invested in the half year to develop new products and create business opportunities in cybersecurity, IoT, Microprocessors, NFT and AI.

•	Developed WISe.Art, our NFT platform for the collectible and luxury market (https://www.wise.art). The global market for non-fungible tokens (NFTs) surged to new highs in the second quarter of 2021, with $2.5 billion in sales so far this year, up from just $13.7 million in the first half of 2020, as marketplace data showed. The NFT market is expected to surge again especially on the high-end NFT market which is the market segment where the WISe.Art platform operates. WISeKey’s WISe.Art NFT platform follows a series of market tests – selling high value NFTs and testing the appetite of the art and collectible community – and incorporates the needs of this exclusive and high-volume marketplace.

•	Made significant investments in new talent and have expanded our sales force including the appointment of a new CRO and a new COO to take advantage of higher demand for strong security, authentication, brand protection and anti-counterfeiting services for segments such as connected devices, connected cars, luxury products, pharmaceuticals, and banking/financial sector.

•	Adapted to the new teleworking environment by developing a special edition of WISeID Digital Identification and Cloud that is now available as a free download. The WISeID app secures interactions of locked-down teleworkers around the globe and help companies reduce cybersecurity risks. PKI and Digital Certificates secure email messages and reduce risks by ensuring authenticity of messages and enabling encryption of confidential data. The WISeID Platform is available for anyone to obtain a digital certificate and immediately protect their email.

•	Developed NanoSealRT, an NFC Forum Type 5 semiconductor chip that works with both Android and IOS 12 (and above) devices: 1 essential patent has been granted in March 2021 to this product by the E.U. and the Chinese Patent Offices, which will further reinforce our position as a major Smart Label system provider, in traceability, anti-counterfeiting and consumer engagement applications.

•	Reinforced our strategic partnerships as we joined the SAP® PartnerEdge Program. The program gives partners access to resources, services and benefits that will help WISeKey build and maintain a successful partnership with SAP and optimize business results for clients. WISeKey has been working on IoT security by integrating OISTE/WISeKey’s Managed Cryptographic Root of Trust secure IoT Devices with devices leveraging SAP Leonardo® IoT.

•	Strategic investment in FOSSA Systems allowing their satellite technology to integrate into the WISeKey IoT platform connecting all IoT sectors through the development of a WISeSaT PocketQube Satellite.

Key Performance Metrics

A summary of the key performance metrics of the Group is set out in the table below:

	Six months ended June 30,
US GAAP (Million US$)	2021	2020
Total revenue	9.9	8.0
Net income / (loss)	(6.1)	(8.9)

Non-GAAP (Million US$)	2020	2020
EBITDA	(10.6)	(6.6)
Adjusted net income/(loss) attributable to WISeKey	(2.0)	(7.0)

	As at June 30,
Non-GAAP (Million US$)	2021	2020
Total Cash and restricted cash	38.6	17.4

Liquidity and Capital Resources

Cash and cash equivalents together with restricted cash at June 30, 2021 were $38.6 million, compared to $17.4 million at June 30, 2020. In H1 2021, WISeKey negotiated new facilities with L1 Capital Global Opportunities Master Fund and Anson Investments Master Fund LP to increase its liquidity level to support its investment in arago and the development of its WISe.Art NFT platform.

This improved financial position also enables us to make significant investments in R&D, to finance our growth initiatives into AIoT, and new microchips design in order to maintain our leading-edge technology position and the competitive advantage of our product offerings. At the same time, we continue to manage our costs, capital expenditures and working capital to maintain a positive free cash flow position.

WISeKey’s management believes that the Group has sufficient funds to carry its operations through to the end of 2022.

Revenues

For six months to June 30, 2021, WISeKey’s total revenue was $9.9 million. This compares to half-year 2020 revenue of $8.0 million, increasing by $1.9 million or 24%. This is mostly attributable to the new revenue stream from AI activities brought by the acquisition of a controlling interest in arago.

Additionally, since the beginning of the year, WISeKey has secured several major wins for its microchip semiconductor-based IoT technology, anti-counterfeiting, brand protection, EMV payment card and secure access products in the U.S. market with leading providers of networking equipment, medical devices, smart building solutions, and financial services.

As anticipated, cybersecurity companies like WISeKey with strong technology-IP assets are recovering much faster from the current crisis due to the ability to diversify sales from Semiconductors to Cybersecurity and/or AI/Automation. Overall, continued adoption of IoT technologies connected to secure clouds, AI and ultimately 5G, will be tremendous catalysts for cybersecurity companies given the related risk of adoption. Our objective is to create a truly representative European internet platform through the vertical integration of WISeKey’s unique Root of Trust and identity technology with VaultIC’s hardware & software, and trust services. This strategy is gradually positioning WISeKey to be the first ever European comprehensive AI trusted end-to-end cybersecurity platform for people and objects (IoT).

According to ‘Markets and Markets’ …. the global IoT security market is expected to grow from $12,5 billion in 2020 to $36,6 billion in 2025, at an annual rate of 24%; the market growth is linked to the high adoption of IoT hardware enhancing the need for efficient security. Indeed, these massively deployed connected objects face regular attacks, hence generating a large need for trusted end-to end cybersecurity solutions. The increasing AI and IoT convergence is one of the primary factors driving the growth. Over the past five years, a rapid surge in the adoption of AIoT cloud services has been witnessed. It is driven by its capabilities to provide an enterprise-wide array of resources they can utilize to scale, orchestrate, and support their operations.

Revenue by region

Our operations are global in scope, and we generate revenue from selling our products and services across various regions. While our operations in Europe have historically contributed the largest portion of our revenues, the revenue generated from North America shows our engagement in this region.

Our revenue from continuing operations by geographic region for the six months ended June 30, 2021 and 2020 is set forth in the following table:

Net sales by region	6 months ended June 30,
USD'000	2021		2020
EMEA*	4,671	47%	2,965	37%
North America	4,712	47%	4,302	54%
Asia Pacific	516	5%	716	9%
Latin America	46	1%	41	1%
Total net sales	9,945	100%	8,024	100%
* EMEA means Europe, Middle East and Africa
^ The “Net sales by region from continuing operatings” table that was erroneously included in the original press release is not included in this 6-K filing.

In Europe, the increase in revenue is mostly attributable to arago’s AI activity.

Revenue generated from clients in North America increased by $0.4 million in the first half of 2021 compared to the same period of 2020. The U.S. IoT revenue generated by the WISeKey Semiconductors division should be considered strategic premium revenue, especially following the semiconductor manufacturing shortage in the U.S., which has become a strategic reference market for the Company. Because semiconductors are a crucial component of the 4th Industrial Revolution, strategic technologies (from smart cities, renewable energy and artificial intelligence to robots and cybersecurity), their design and manufacturing has become a geopolitical issue. In the 20th century, oil was the supreme global resource, but shortages accelerated by the COVID-19 pandemic have prompted a 21st century catchphrase among policymakers and diplomats… “semiconductors are the new oil.”

Operating Income

WISeKey’s operating loss increased by $3.9 million to $11.2 million in the six months ended June 30, 2021, as compared to $7.3 million in the six months ended June 30, 2020. This was principally due to the consolidation of arago from February 2021 which added to the groups’ cost base.

Thus far, WISeKey has invested a total of $11.2 million into arago including the expenses required to reduce the operational costs of arago and streamline its processes with significant reductions in G&A. The objective of WISeKey was to refocus arago on its core, revenue-generating activities. WISeKey believes that arago is now better positioned than ever, to lead the development of the AIoT market.

WISeKey continues to show a relatively heavy cost structure due to its investment strategy and new and innovative lines of business, such as Artificial Intelligence, the NFT WISe.Art platform and its Digital Transformation Program.

Net Income

WISeKey’s net loss decreased by $2.8 million to $6.1 million in the six months ended June 30, 2021, as compared to a loss of $8.9 million in the six months ended June 30, 2020. This was principally due to the acquisition of a controlling interest in arago and the nonrecurring non-operating income of $7.3 million from the revaluation of the convertible loan that was part of the consideration.

Non-GAAP Financial Measures

In managing WISeKey's business on a consolidated basis, WISeKey management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. We believe that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s results of operations and the factors and trends affecting WISeKey’s business. We believe that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses related to acquisitions and share-based compensation expense, which may obscure trends in WISeKey's underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in WISeKey’s non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).”

Non-GAAP to GAAP Reconciliations

Financial Reconciliation of GAAP to non-GAAP Results (unaudited)	6 months to June 30,	6 months to June 30,
(Million US$)	2021	2020
Operating loss as reported	(11.2)	(7.3)
Non-GAAP adjustments:
Depreciation expense	0.4	0.4
Amortization expense on intangibles	0.2	0.3
EBITDA	(10.6)	(6.6)

Net income/(loss) attributable to WISeKey as reported	(4.3)	(8.7)
Non-GAAP adjustments:
Stock-based compensation	-	0.2
Depreciation expense	0.4	0.4
Amortization expense on intangibles	0.2	0.3
M&A-related legal fees	0.6	0.2
Interest and amortization of debt discount	0.5	0.2
Financial charges	0.6	0.4
Adjusted net income/(loss) attributable to WISeKey	(2.0)	(7.0)

	As at June 30, 2021	As at June 30, 2020
Cash and cash equivalents	38.5	15.4
Restricted cash, current and noncurrent	0.1	2.0
Total Cash and restricted cash	38.6	17.4

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties, and other factors, which could cause the actual results, financial condition, performance, or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.